

December 5, 2011

Via E-mail
Mr. Charles R. Olmstead
Mid-Con Energy Partners, LP
c/o Mid-Con Energy GP, LLC
2501 North Harwood Street, Suite 2410
Dallas, Texas 75201

>   **Re: Mid-Con Energy Partners, LP**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 2, 2011**
>   **File No. 333-176265**

Dear Mr. Olmstead:

We have reviewed your amendment and your letter dated December 1, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Pro Forma and Historical Reserve and Operating Data, page 19

1.   We note your statement, "Our proved developed reserves increased by 83% from December 31, 2010 to September 30, 2011 as a result of development drilling and production responses to waterflooding which exceeded our December 31, 2010 estimates; increases in our Southern Oklahoma core area; acquisition of the War Party I and II Units in the Hugoton Basin; and acquisitions, infill drilling, expansion of waterflood operations and workovers in our Northeastern Oklahoma core area." Northeastern Oklahoma core properties' proved reserves have the largest increase to proved reserves – 54% and 1,086 MBOE – and to Reserve to Production ratio – 16 to 26 – for the three months ending

September 30, 2011. These same properties have an increase in proved developed reserves of 819 MBOE (67% of change in total proved developed reserves) over the same three month period with no change in active well count. Please furnish to us the figures for <u>each of the changes</u> to proved reserves and to proved developed reserves due to acquisitions, infill drilling, expansion of waterflood operations and workovers for the nine months ended September 30, 2011 in your Northeastern Oklahoma core area and in other areas which you deem appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Joanna Lam (Staff Accountant) at (202) 551-3476 or Craig Arakawa, (Staff Accountant) at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director